UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

(Translation of Registrant’s name into English)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Notice of Extraordinary General Meeting of Shareholders

In connection with the upcoming extraordinary general meeting of shareholders (the “EGM”) of X3 Holdings Co., Ltd. (the “Company”) on February 10, 2025, the Company furnishes the following documents:

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of the Company and Proxy Statement
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 8, 2025	X3 HOLDINGS CO., LTD.

	By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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